FS Credit Income Fund

201 Rouse Boulevard

Philadelphia, PA 19112

September 25, 2017

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	FS Credit Income Fund (the “Fund”) (1933 Act Registration No. 333-215074)/(1940 Act Registration No. 811-23221)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), we hereby request that the effective date of the Fund’s registration statement on Form N-2 under the Securities Act, and Pre-Effective Amendment No. 3 thereto, and Amendment No. 3 to the Fund’s registration statement on Form N-2 under the Investment Company Act of 1940, as amended, be accelerated to September 27, 2017, or as soon thereafter as is reasonably practicable.

Should the Securities and Exchange Commission (the “Commission”) or staff, acting pursuant to delegated authority, declare the filing effective, the Fund acknowledges that such action does not foreclose the Commission from taking any action with respect to the filing. The Fund further acknowledges that the action of the Commission or staff, acting pursuant to delegated authority, in declaring the filing effective does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

FS CREDIT INCOME FUND

/s/ Michael C. Forman
Name:	Michael C. Forman
Title:	Chief Executive Officer

Securities and Exchange Commission

September 25, 2017

ALPS DISTRIBUTORS, INC.

/s/ Steven B. Price
Name: Steven B. Price
Title: Senior Vice President and Director of Distribution Services